[redacted]

13014664

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-32673

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MTL Equity Products, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2013
WASH. D.C.
193

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1200 Jorie Boulevard
(No. and Street)

Oak Brook	**Illinois**	**60522-9006**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory Thompson **(630) 684 - 5383**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

155 North Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CM
3/12/13

OATH OR AFFIRMATION

I, Gregory Thompson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of MTL Equity Products, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public

OFFICIAL SEAL
JACQUELINE K MCCALEB
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/27/15

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

MTL Equity Products, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

MTL Equity Products, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors
MTL Equity Products, Inc.

We have audited the accompanying financial statements of MTL Equity Products, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MTL Equity Products, Inc. at December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

Chicago, Illinois
February 26, 2013

MTL Equity Products, Inc.

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	527,552
Commissions receivable		179,211
Agent balances receivable		10,376
Prepaid expenses		38,256
Investment – common stock *(Note 1)*		37,485
Broker deposit		25,000
Total assets	$	817,880
Liabilities and stockholder's equity		
Due to MTL Insurance Company	$	216,640
Commissions payable		143,369
Other accounts payable and accrued liabilities		7,058
Deferred income taxes		5,756
Total liabilities		372,823
Stockholder's equity:		
Common stock, $1 par value:		
Authorized – 1,000 shares; issued and outstanding – 360 shares (owned by MTL Holdings, Inc.)		360
Additional paid-in capital		359,640
Retained earnings		85,057
Total stockholder's equity		445,057
Total liabilities and stockholder's equity	$	817,880

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Operations

Year Ended December 31, 2012

Revenues	
Commissions:	
Mutual fund sales	$ 1,255,821
Variable annuity and variable life sales	1,526,878
Securities sales	174,792
Equity indexed funds	26,990
Fixed annuity income	7,000
Other income	15,369
	3,006,850
Expenses	
Commissions	2,366,780
Other general and administrative expenses	230,928
	2,597,708
Income before income taxes	409,142
Income taxes:	
Current	145,421
Deferred benefit	(80)
Total income taxes	145,341
Net income	$ 263,801

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2012	$ 360	$ 359,640	$ 121,256	$ 481,256
Net income	–	–	263,801	263,801
Dividend paid to parent	–	–	(300,000)	(300,000)
Balance at December 31, 2012	$ 360	$ 359,640	$ 85,057	$ 445,057

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Statement of Cash Flows

Year Ended December 31, 2012

Operating activities	
Net income	$ 263,801
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(49,271)
Decrease in prepaid expenses	1,512
Change in unrealized gain on investment	(720)
Decrease in due to MTL Insurance Company	(44,650)
Increase in other liabilities	30,425
Net cash provided by operating activities	201,097
Financing activities	
Dividend paid to parent	(300,000)
Net decrease in cash and cash equivalents	(98,903)
Cash and cash equivalents at beginning of year	626,455
Cash and cash equivalents at end of year	$ 527,552
Supplemental disclosure of cash flow information	
Income taxes paid	$ 145,421

See accompanying notes to financial statements.

MTL Equity Products, Inc.

Notes to Financial Statements

December 31, 2012

1. Nature of Operations and Significant Accounting Policies

Organization

MTL Equity Products, Inc. (the Company or MTLEP) was incorporated in 1984 to act as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and securities products. The Company is a wholly owned subsidiary of MTL Holdings, Inc., which, in turn, is a wholly owned subsidiary of Mutual Trust Holding Company.

The Company is primarily involved in the sale of mutual funds and variable annuities with 75% of total mutual fund sales placed with the American Funds, Franklin Templeton Distributors, Putnam Funds, Alliance Bernstein Funds, and Invesco and mutual funds held in a brokerage account at RBC Correspondent Services and 72% of total variable annuities placed with Jackson National, Prudential, Allianz, The Hartford, and ING during 2012. Approximately 52% of the Company's 2012 business was transacted in Illinois, Nevada, and Ohio. Additionally, five registered representatives produced 32% of the total revenue in 2012.

Certain companies require that some fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

Since 2008, the Company has required that equity indexed annuities (EIAs) be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products and to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker).

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Commissions

Commission revenue is earned on a trade-date basis as transactions occur. Commission expense is recorded commensurate with the earning of commission revenue.

1. Nature of Operations and Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Investments

Equity securities are stated at fair value, with unrealized holding gains and losses reported in the Company's statement of operations as part of other income.

Subsequent Events

The Company has evaluated all material subsequent events or transactions that occurred after the balance sheet date through the date on which the financial statements were issued for potential recognition or disclosure therein. MTL Holdings Inc. entered into a stock purchase agreement to sell all of MTLEP's outstanding common stock to Crabtree Holdings LLC. The agreement is dated September 11, 2012, and the transaction has not closed as of February 26, 2013.

Adoption of Recently Issued Accounting Pronouncements

Improving Disclosures About Fair Value Measurements

In May 2011, the Financial Accounting Standards Board (FASB) issued guidance to align the principles for fair value measurements and related disclosure requirements under GAAP. The guidance changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. The guidance is not intended to result in a change in the application of the requirements in the fair value accounting guidance. This guidance was effective on a prospective basis for the Company on January 1, 2012. The initial application of this guidance did not have a material impact on the Company's financial statements.

2. Fair Value Measurements

The Company's estimates of fair value for financial assets and financial liabilities are based on the framework established in the fair value accounting guidance. The fair value hierarchy gives the highest priority to quoted prices with readily available independent data in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable market inputs (Level 3). The three levels of the hierarchy are as follows:

- Level 1 includes financial instruments whose fair value is determined based on observable unadjusted quoted market prices for identical financial assets or liabilities in active markets that the Company has the ability to access at the measurement date. This is the most reliable fair value measurement and includes, for example, active exchange-traded equity securities.

- Level 2 includes financial instruments whose fair value is determined based upon various inputs, including but not limited to, quoted market prices for similar assets in active markets, quoted market prices for identical assets in inactive markets, inputs other than quoted market prices that are observable for the asset, such as interest rates or yield curves, or other inputs derived principally from other observable market information.

- Level 3 includes financial instruments whose fair value is determined from techniques in which one or more of the significant inputs, such as assumptions about risk, are unobservable. Because Level 3 fair values contain unobservable market inputs, judgment must be used to determine fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

The Company owns NASDAQ common stock. This investment is a Level 1 security as valuation is determined using an unadjusted quoted market price.

3. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return filed by Mutual Trust Holding Company. Federal and state taxes have been provided for in these financial statements on a separate entity basis at the effective tax rate of the Company. The difference between the effective tax rate and the statutory tax rate is due to nondeductible expenses.

3. Income Taxes (continued)

The Company has a deferred tax liability at December 31, 2012, relating to the temporary difference in unrealized gains on investments.

There were no unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2012. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2012, the Company had no accrued interest and penalties related to unrecognized tax benefits.

4. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $50,000. At December 31, 2012, the Company had net capital of $380,159, exceeding the requirements by $330,159. At December 31, 2012, the ratio of aggregate indebtedness to net capital was .98 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

5. Related-Party Transactions

The Company entered into a cost-sharing agreement effective July 1, 2008, with MTL Insurance Company (MTLIC), an affiliate to MTLEP, whereas MTLIC will pay certain expenses on behalf of the Company in exchange for the broker-dealer services that the Company makes available to MTLIC's agents. The cost-sharing agreement was amended on January 1, 2012. The amendment further delineates operating expenses subject to the agreement. Expenses include payroll and benefits expenses for employees of the Company, certain professional expenses, and certain shared expenses allocated to the Company by any entity that directly or indirectly controls both the Company and MTLIC. Such expenses were $378,604 in 2012.

At December 31, 2012, the Company owed MTLIC $216,640, which includes certain of the aforementioned shared expenses, as well as all other payments made by MTLIC on behalf of the Company.

6. Transactions With Customers

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2012, there were no amounts to be indemnified to the clearing broker for these customer accounts.

7. Commitments and Contingencies

The Company is occasionally a defendant in various legal actions. At December 31, 2012, there were no commitments or contingencies related to legal actions.

Supplementary Information

MTL Equity Products, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2012

Aggregate indebtedness	
Total liabilities	$ 372,823
Net capital	
Stockholder's equity	$ 445,057
Less nonallowable assets:	
Prepaid expenses	(38,256)
Nonallowable receivables	(21,019)
Total nonallowable assets	(59,275)
Net capital before haircuts	385,782
Haircuts on common stock	(5,623)
Net capital	$ 380,159
Capital requirements	
Minimum net capital requirement (greater of 6-2/3% of aggregate indebtedness or $50,000)	$ 50,000
Net capital in excess of requirement	330,159
Net capital as above	$ 380,159
Ratio of aggregate indebtedness to net capital	0.98 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in MTLEP's Unaudited December 31, 2012, Part IIA FOCUS filing.

MTL Equity Products, Inc.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
MTL Equity Products, Inc.

In planning and performing our audit of the financial statements of MTL Equity Products, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 26, 2013

Ernst & Young LLP

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